Exhibit 1.01

Conflict Minerals Report of Boston Scientific Corporation

For the Year Ended December 31, 2024

This Conflict Minerals Report (this “Report”) of Boston Scientific Corporation for the year ended December 31, 2024 is filed in accordance with the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13p-1 under the Exchange Act (“Rule 13p-1”) imposes certain reporting and disclosure obligations on registrants with the Securities and Exchange Commission (“SEC”) that have tin, tantalum, tungsten, and gold (collectively, “conflict minerals”) that are necessary to the functionality or production of a product manufactured by the registrant or contracted by that registrant to be manufactured. Terms not defined in this Report are defined in Rule 13p-1, Form SD and the Exchange Act Release No. 34-67716 (August 22, 2012). When used in this report, the terms “we,” “us,” “our,” “Boston Scientific” and “the Company” mean Boston Scientific Corporation and its divisions and subsidiaries.

Information on or connected to our website at www.bostonscientific.com or the website of any third party referenced in this Report is in addition to and not a part of or incorporated by reference into this Report. Such additional information speaks as of the date thereof and is not intended to be confirmed or updated by reference herein. Boston Scientific disclaims any liability or responsibility for or endorsement of the information on or connected to the website of a third party.

Company and Product Overview

Boston Scientific Corporation is a global developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties. Our mission is to transform lives through innovative medical solutions that improve the health of patients around the world.

Our core businesses are organized into two reportable segments: MedSurg and Cardiovascular, each of which generates revenues from the sale of medical devices. During 2024, our products were offered for sale by five core businesses: Endoscopy, Urology and Neuromodulation, which comprise our MedSurg reportable segment, and Cardiology and Peripheral Interventions which comprise our Cardiovascular reportable segment.

MedSurg

Our Endoscopy business develops and manufactures devices to diagnose and treat a broad range of gastrointestinal conditions with innovative, less invasive technologies. Our Urology business develops and manufactures devices to treat various urological conditions for both male and female anatomies, including kidney stones, benign prostatic hyperplasia, prostate cancer, erectile dysfunction and incontinence. Our Neuromodulation business develops and manufactures devices to treat various neurological movement disorders and manage chronic pain.

Cardiovascular

Our Cardiology business develops and manufactures devices and medical technologies for diagnosing and treating a variety of diseases and abnormalities of the heart. Our Peripheral Interventions business develops and manufactures products to diagnose and treat peripheral arterial and venous diseases, as well as products to diagnose, treat and ease various forms of cancer.

The majority of our products are sold directly to hospitals, clinics, outpatient facilities and medical offices worldwide, making Boston Scientific the final step in the supply chain prior to these products reaching the end customer. We also have a network of distributors and dealers who offer our products in certain countries and markets where it is not economical or strategic to establish or maintain a direct presence.

Report Overview

We have completed a review of the products within each of our core businesses, and determined that conflict minerals exist in at least one component of at least one product in each business, described above. We have also determined that these conflict minerals are necessary to the functionality or production of these products that we manufacture or contract with third parties to manufacture on our behalf.

In accordance with Rule 13p-1 and Form SD, we conducted a reasonable country of origin inquiry ("RCOI") with our direct material suppliers who indicated that conflict minerals are present in supplied parts. The inquiry was reasonably designed to determine whether the conflict minerals in the components supplied to us originated in the Democratic Republic of the Congo (the "DRC") or an adjoining country (collectively with the DRC, the "Covered Countries") or are from recycled or scrap sources.

Our RCOI process employed a number of measures to make this determination, including the following:

•Communication and engagement with our suppliers;
•Distribution to our suppliers of the Responsible Business Alliance and the Global e-Sustainability Initiative Conflict Minerals Reporting Template (“CMRT”);
•Collection of the completed CMRT;
•Review of the collected CMRTs to identify supplier risk level, as described further in this Conflict Minerals Report, determine country of origin and/or sourcing from recycled or scrap sources and determine if due diligence is required;
•Implementation of a comprehensive system and business process to facilitate long-term sustainability of the RCOI process. The system provides the capability to provide an inquiry to every direct material supplier for Boston Scientific. The system and business process includes:
◦Maintenance and tracking of supplier communications;
◦Long-term storage and version history of supplier responses and forms;
◦Determination of conflict minerals status of individual products; and
◦Automatic validation of completed CMRTs meeting red flag criteria described within Due Diligence Results below;
•Follow-up communication with suppliers to update forms if their responses did not meet our requirements and to understand and mitigate risks related to conflict minerals in their supply chains.

Based on our RCOI, we have reason to believe that the necessary conflict minerals in some of the components supplied to us may have originated in the Covered Countries, and we have reason to believe that such conflict minerals may not be from recycled or scrap sources. As a result, we conducted due diligence on the source and chain of custody of those conflict minerals, discussed below.

Conflict Minerals Framework

We designed our due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework developed by the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, and the related Supplements for tin, tantalum, tungsten, and gold (collectively, the “OECD Guidance”).

Company Management Systems

We have established company management systems as follows:

•Conflict Minerals Policy. We have adopted a conflict minerals policy that is publicly available on our website at https://www.bostonscientific.com/en-US/corporate-responsibility/integrity/compliance-ethics.html#conflict.
•Internal Team. We have established a team of subject matter experts that is responsible for implementing our conflict minerals compliance program. Management oversight includes representatives from global operations, legal and finance.
•Control Systems. We do not have direct relationships with smelters and refiners with respect to our conflict minerals. Therefore, we actively engage with our suppliers to help identify entities upstream from us in our supply chain. We have built processes into our quality systems for assessing components and products for conflict minerals and have built-in check points in our product lifecycle development process.
•Supplier Engagement. We have strong engagement with suppliers through our supplier quality agreements, a supplier on-boarding process and quality systems assessments. We request that suppliers complete a CMRT to identify the presence of conflict minerals on an annual basis. We provide suppliers with instructional materials specifically related to conflict minerals and completing a CMRT.
•Grievance Mechanism. We have an advice line, accessible on our external website, whereby employees and third parties, including suppliers, may ask questions, obtain guidance or report concerns.
•Maintain records. We use our documentation management system to retain relevant documents. All conflict minerals supplier responses and forms are uploaded into our long-term information systems solution for conflict minerals. These records are kept in accordance with our document retention policies, at least 5 years.

Identification and Assessment of Supply Chain Risk

We have established a cross-functional Conflict Minerals Compliance Team. The team is responsible for implementing the conflict minerals compliance strategy and briefing senior management about the results of these due diligence efforts.

We use a third-party service provider to assist with evaluating supply chain information regarding conflict minerals, identifying potential risks, and in developing and implementing additional due diligence steps that we may undertake with suppliers and/or respective stakeholders in regards to conflict minerals.

We leverage the third-party provider in order to work with dedicated program specialists who support our conflict minerals program. We communicate regularly with the third-party provider in order to receive updates on program status. Each member of the third-party provider's team is trained in conflict minerals compliance and understands the intricacies of reporting templates such as CMRT and CMRs, as well as Section 1502 of the Dodd-Frank Act.

For direct suppliers who supply materials that may contain tin, tantalum, tungsten, and gold, we initiate our RCOI process which includes: a request for a CMRT; follow-up and escalation for non-responsive suppliers; and determination if further actions are needed based on response. We utilize a commercial system that performs automatic validations of each supplier's response on the CMRT.

We also actively work with our suppliers to identify entities upstream from us in our supply chain. We completed this survey process with 337 of our direct material suppliers, of which 174 indicated conflict minerals were present in parts they supply. We rely on these suppliers to provide us with information about the source of conflict minerals contained in the components supplied to industry. Our suppliers are similarly reliant upon information provided to them by their suppliers.

Design and Implementation of a Strategy to Respond to Risks

Boston Scientific has implemented a process aligned with our third-party provider procedures, through which the RCOI and Due Diligence Process are implemented, managed and monitored. The process is designed pursuant to the OECD Guidance. Updates on the output of the process are provided to members of management on an as-needed basis.

As described above, we work closely with our suppliers to identify the entities that are upstream from Boston Scientific in the supply chain. As part of our process, to help ensure suppliers understand our expectations, we send out communications via e-mail with details on our conflict minerals framework and provide suppliers with links to a third-party Conflict-Free Smelter Program training website. Additionally, we have instructional materials that clearly outline our expectations for suppliers available on both our external website and the supplier portal where suppliers submit completed forms.

Smelter Audits

We do not have direct relationships with smelters and refiners with respect to conflict minerals and do not perform audits of these entities within our supply chain. We support audits through our reliance upon the Responsible Minerals Initiative (RMI).

Annual Reporting on Supply Chain Due Diligence

We file a Form SD and a Conflict Minerals Report with the SEC, copies of which are publicly available on our website.

Due Diligence Results

We perform due diligence throughout our RCOI process including annually collecting upstream supply chain information on smelters for their sourced metals or minerals and cross-referencing this information to identify smelter risks. Via our third-party service provider, this information can also be shared with the downstream customers of those upstream suppliers. Our due diligence process includes evaluation within the RCOI process for those suppliers that indicated on their CMRT that they know or have reason to believe they are sourcing from Covered Countries or that the source of the conflict minerals was uncertain or unknown.

In response to our due diligence process, some suppliers reported the use of recycled or scrap sources in their supply chains but it was unknown whether all conflict minerals provided by these sources were from scrap or recycled sources. In addition, some suppliers did not identify the specific smelters providing materials for components supplied to Boston Scientific. As a result, we were unable to determine whether the specific conflict minerals from such suppliers sourced from the Covered Countries were included in components we obtained from the suppliers and used in our products.

2024 Product Determinations

Pursuant to SEC staff guidance, no company, including Boston Scientific, is required to describe its products as "DRC conflict free" having "not been found to be 'DRC conflict free'", or "DRC conflict undeterminable."

Facilities and Mine or Location of Origin

As described above, the Company is several steps downstream from the facilities that process the necessary conflict minerals and the mines where the ore is located. As a result, we were unable to determine which facilities were used to process the necessary conflict minerals specific to our products. Similarly, we were unable to determine the country of origin of the necessary conflict minerals specific to our products. Our due diligence process, described above, reflects our efforts to determine with the greatest specificity the mines or location of origin of the conflict minerals necessary to the functionality or production of products we manufacture or contract to manufacture. We have not identified smelters sourcing from the Covered Countries that can be traced specifically to our products.

Continuous Improvement Efforts

Boston Scientific employees responsible for conflict minerals compliance efforts have completed appropriate training in global procedures to ensure long-term sustainability and global harmonization of the RCOI process. System and process improvements include:

•Yearly updates of CMRT evaluations;
•Reduced supplier burden with targeted request process; and
•Automated CMRT validation review and acceptance.